SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20645

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
November 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: J. McCauley Brown

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,019,776

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,289,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		315,046

WITH:	8	SHARED DISPOSITIVE POWER:

		5,867,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,308,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

Item 1.

a)	Name of Issuer:	Brown-Forman Corporation

b)	Address:	850 Dixie Highway
Louisville, Kentucky 40210
Item 2.

a)	Name of Person Filing:	J. McCauley Brown

b)	Principal Business Address:	850 Dixie Highway
Louisville, Kentucky 40210

c)	Citizenship:	United States of America

d)	Title of Class of Securities:	Class A Common Stock

e)	CUSIP Number:	0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of November 1, 2006, is as follows:

			Aggregate
			Number
(a	)	Amount Beneficially Owned	7,308,997
(b	)	Percent of Class	12.9%
(c	)	Sole Voting Power	2,019,776
		Shared Voting Power	5,289,221
		Sole Disposition Power	315,046
		Shared Disposition Power	5,867,152

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [       ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     On March 14, 2006, the undersigned became one member of a three-member advisory committee to two trusts holding, in the aggregate, 5,289,221 shares, or 9.3% of the issued and outstanding Brown-Forman Corporation Class A Common Stock (the “Trust Shares”). Voting and dispositional control of the Trust Shares is directed by a majority (2 out of 3) of the members of the advisory committee. As of the date of this filing, the other members of the advisory committee are Owsley B. Frazier and Laura Frazier, both of whom are cousins of the undersigned. Owsley B. Frazier has the right to receive the dividends and the proceeds of sale from certain of the Trust Shares, with those shares being more than 5% of the Class A Common Stock. The undersigned has no direct or indirect pecuniary interest in the Trust Shares. Out of an abundance of caution, the undersigned reports beneficial ownership of the Trust Shares.
     Effective November 1, 2006, the undersigned, his siblings and their descendants entered into a Voting Agreement. The Voting Agreement covers only those shares over which the signatories have complete voting and dispositional control (2,019,776 Class A shares, or 3.6% of the issued and outstanding Brown-Forman Corporation Class A Common Stock) and names the undersigned as proxy holder for these shares. The Trust Shares are not subject to the Voting Agreement, and the group created by the Voting Agreement does not consider the Trust Shares to be beneficially owned by the group.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A

Item 8.	Identification and Classification of Members of the Group.
     N/A

Item 9.	Notice of Dissolution of Group.
     N/A

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2006

J. McCauley Brown, by
Nelea A. Absher, Attorney-In-Fact